ID #326175

06012867

SOLBEC
PHARMACEUTICALS LTD

Share Purchase Plan – Shareholder Meeting Reminder

82-34806

Summary

- Shareholder meeting Thursday 20 April
- Share Purchase Plan closing date 28 April 2006

18 April 2006: Solbec Pharmaceuticals Ltd (ASX:SBP) reminds shareholders of the Shareholder Meeting, scheduled to take place Thursday 20 April at the Royal Freshwater Bay Yacht Club in the Athol Hobbs Room, at Keane's Point, Hobbs Place, Peppermint Grove. The meeting is scheduled to commence at 7:30pm, all shareholders are invited to attend.

Additionally, Solbec advises the closing date to participate in the Share Purchase Plan is 5:00pm WST on 28 April 2006. **End.**

Further information:

David Sparling
General Manager
Tel: (08) 9446 7555
Mob: 0417 721 972
Email: david.sparling@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours, and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

dw 4/27